SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*




                                 BEL FUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   07734710-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 07734710-2
--------------------------------------------------------------------------------

(1)     Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
        Persons:   Howard B. Bernstein, ###-##-####
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ____
        (b) ____
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each (5) Sole Voting Power:  290,300
      Reporting Person With
                                            (6) Shared Voting Power:  500
                                                  share held by wife
                                            (7) Sole Dispositive Power:
                                                  see box 5
                                            (8) Shared Dispositive Power:
                                                  see box 6

--------------------------------------------------------------------------------


(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  290,800

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9): 5.7%

--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------




Item 1(a).  Name Of Issuer:  Bel Fuse, Inc.

--------------------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices: 198 Van Vorst Street, Jersey City, New Jersey 07302

--------------------------------------------------------------------------------

   Item 2(a).  Name of Person Filing:  Howard B. Bernstein

--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Bel Fuse, Inc., 198 Van Vorst Street, Jersey City,
            New Jersey  07302

--------------------------------------------------------------------------------

Item 2(c).  Citizenship:  United States

--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:  Common Stock

--------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  07734710-2
--------------------------------------------------------------------------------

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person Filing is a

        (a) [ ]  Broker or Dealer registered under Section 15 of the Act.

        (b) [ ] Bank as defined in section 3(a)(6) of the Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

        (a)  Amount Beneficially Owned (as of December 31, 1996):

             290,800

        (b)  Percent of Class (as of December 31, 1996):

             5.7%

        (c)  Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote   290,300

           (ii) shared power to vote or to direct the vote    500*

          (iii) sole power to dispose or to direct the disposition of  290,300

          (iv)  shared power to dispose or to direct the disposition of 500*

* 500 shares held by Mr. Bernstein's wife.

Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.   N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.     N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     February 11, 1997
                                     _______________________________
                                     (Date)

                                     HOWARD B. BERNSTEIN


                                     By:   /s/ Laura R. Kuntz
                                     ________________________________
                                     (Signature)



                                     Laura R. Kuntz, Attorney-in-Fact
                                     _________________________________
                                     (Name/Title)


                                POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of Peter H. Ehrenberg and Laura R. Kuntz, signing singly, his true and lawful attorney-in-fact to:

1. execute for and on behalf of the undersigned reports on Schedule 13G (including any amendments thereto) in accordance with Section 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such reports or amendments thereto and the timely filing of such reports with the United States Securities and Exchange Commission and any other authority; and

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as he might or could do in person, with full power of substitution and resubstitution, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6 day of February, 1997.


                                             /s/ Howard Bernstein
                                             _________________________________
                                             Howard Bernstein